Exhibit 99.9
SINA CORPORATION
Operating and Financial Review and Prospects
For the Six Months Ended June 30, 2009
     This information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth in the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2009 included as Exhibit 99.2 to the Form 6K to which this exhibit is included. We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Risk Factors Relating to SINA and CRIC,” included in the Form 6K to which this exhibit is included, “Item 3. Key information — D. Risk Factors” included in our annual report in Form 20F filed on June 29, 2009 and our other filings that could cause actual results to differ materially from those in the forward-looking statements. Other filings with the SEC contain important information regarding events, developments and updates to certain of our expectations that have occurred since the filing of our annual report on Form 20-F for the year ended December 31, 2008 on June 29, 2009.
Overview
     We (“SINA” or the “Company”) are an online media company and mobile value-added services (“MVAS”) provider in China and for the global Chinese communities. Advertising and MVAS are currently the major sources of our revenues, and we derive the majority of these revenues from our operations in China.
     Our advertising business in China was robust in recent years because of a strong local economy, growth in Internet users and a shift of advertising budgets from traditional media to online media. Our advertising revenues in 2008 were boosted in part by the coverage of major international sporting events, such as the 2008 Beijing Olympics and the UEFA Euro 2008, neither of which will be repeated in 2009. In addition, the growth rate of the Chinese economy has slowed significantly in 2009, exacerbated by the recent global financial crisis. For the first three quarters of 2009, our unaudited online advertising revenues declined 13% from the same period last year. For the fourth quarter of 2009, our preliminary guidance released in the earnings announcement on November 16, 2009, which is subject to change without further notice, assumes that our online advertising revenues will grow year-over-year. On a sequential basis, the advertising market in China has steadily recovered from the low in the first quarter of 2009. Although we believe content consumption in China will continue to shift toward the Internet and online media will continue to outperform traditional media in the near future, further improvement of the advertising market in China is dependent on a continuing recovery of the Chinese economy.
     Other factors affecting our future growth include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our advertising business also depends on our ability to react to risks and challenges, including:
•	ability to compete with other Internet properties, including social networking sites, video sites and search for brand influence and market share;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	expansion of our content portfolio, product offerings and network bandwidth in a cost effective manner;

•	the change in government policy that would curtail or restrict our online advertising services; and

•	the consolidation of advertising agencies leading to increased bargaining power of larger advertising agencies.
     In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers.
     Our MVAS business rebounded since 2008, resulting mainly from a relatively stable operating environment following years of abrupt changes in operator policies and government regulations. However, we believe policy changes from operators continue to be a key risk for our MVAS business in the near future. Our ability to cope with these sudden operator policy changes and stabilize our MVAS revenues is dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. During 2008, the

Chinese government distributed 3G licenses to the three major telecom operators in China, which we believe will be positive for mobile consumers and will bring new opportunities to mobile service providers over the long run. We are uncertain of the impact from recent slowdown of the Chinese economy to our MVAS business and will continue to monitor the situation. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years.
     In September 2009, we entered into a definitive agreement for a private equity placement of SINA’s ordinary shares with New Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, our Chief Executive Officer, and other members of our management. At the closing in November 2009, SINA received gross proceeds of $180 million, and New-Wave received approximately 5.6 million ordinary shares in SINA. We are currently evaluating the accounting treatment for the private equity placement, which may require us to recognize compensation expense.
     In October 2009, we carved out our online real estate advertising business and merged it with China Real Estate Information Corporation (“CRIC”) to form a leading online and offline real estate information and consulting platform in China, which listed on the NASDAQ on October 16, 2009. The valuations of China Online Housing and CRIC are expected to be marked to fair value at CRIC’s IPO date, and we expect to absorb significant amortization of intangible assets from the step up in valuation over the lives of these intangible assets. In the event of a material reduction in the market value of CRIC’s American depositary receipts, we could be required to record an impairment charge in intangible assets and goodwill, which would adversely affect our consolidated financial position and results of operation. Our interest in the equity of CRIC is valued at approximately $572 million based on the initial IPO offering price, which would have represented approximately 43% of our total assets on a pro forma basis as of June 30, 2009.
     As of June 30, 2009 and December 31, 2008, we had accumulated earnings of $201.7 million and $178.6 million, respectively. Our total cash, cash equivalent and short-term investments as of June 30, 2009 and December 31, 2008 were $582.0 million and $603.8 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale of our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We repurchased approximately 2.5 million SINA ordinary shares in the open market for total consideration of $50 million in the first quarter of 2009. We received $180 million from the private equity placement in the fourth quarter of 2009. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenues, customer programs and incentives, bad debts, intangible assets and goodwill, stock-based compensation, income taxes, financing operations, advertising expenses, estimated useful lives of assets, foreign currency, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009.
     We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009:
  Allowance for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $2.5 million and $1.8 million for the six months ended June 30 2009 and 2008, respectively.
  Property and Equipment

     Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
  Impairment of goodwill and long-lived assets
     We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 3 “Goodwill and intangible assets” in the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009 for additional information on goodwill.
     Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
  Revenue recognition
     Advertising
     Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the arrangement consideration should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
     MVAS
     We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. MVAS revenues are recorded on a gross basis when most of the gross indicators are met, such as the fact that we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and result in the gross indicators not being met, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During the first half of 2009, approximately 88% of our MVAS revenues were recorded on a gross basis.
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates available, provided that we have obtained confirmation rates for six months. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.

     In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
  Advertising expenses
     We expense all advertising costs as incurred and classify these costs under sales and marketing expenses. Advertising expenses include costs related to direct advertising that are intended to acquire subscribers for monthly subscription based and usage based MVAS. Assessing whether costs related to direct advertising should be expensed as incurred or capitalized and amortized over a longer period requires judgment, including determining whether the direct advertising activity has a primary purpose to elicit sales from customers who could be shown to have responded specifically to the advertising and whether the activities would result in probable future economic benefits. Changes in assumptions could materially affect the manner in which direct advertising costs are expensed.
  Stock-based compensation
     Under the fair value recognition provisions of the guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income attributable to SINA and net income per share attributable to SINA.
     Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.
     See Note 8 Shareholders’ Equity under Notes to Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009 for information regarding the stock-based compensation disclosures.
  Income taxes
     We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.
     In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the Enterprise Income Tax Law, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a 10% withholding tax should it decides to distribute earnings accumulated since 2008 offshore.
     We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009.

  Foreign currency
     Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and Variable Interest Entities (“VIEs”) in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our unaudited interim condensed consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our unaudited interim condensed consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translational gains or losses. Such determination requires assessing whether translational gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations. For the first half of 2009, our translation adjustment and our net transaction loss were immaterial.
  Recent accounting pronouncements
     Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Since the codification did not alter existing GAAP, it did not have an impact on our condensed consolidated financial statements. All references to pre-codified GAAP have been removed in the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009.
     In June 2009, the FASB issued revised guidance on the accounting for the transfer of financial assets. The revised guidance requires additional information disclosures on the transfer of financial assets, including securitization transactions, and where an entity has continuing exposure to risks related to transferred financial assets. The revised guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact of the revised guidance on its financial statements.
     In June 2009, the FASB issued revised guidance on the consolidation of VIE. The revised guidance requires an analysis to determine whether an entity has a controlling financial interest in a VIE. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact of the revised guidance on its financial statements.
     In May 2009, the FASB issued guidance on events that occur after the balance sheets date and before the issuance of the financial statements. The guidance relates to the evaluation of subsequent events or transactions for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheets date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheets date. The guidance is effective for interim or annual periods ending after June 15, 2009. The Company has adopted the requirements of this pronouncement starting January 2009. The adoption of this guidance did not have an impact on the Company’s financial statements.
     In April 2009, the FASB issued guidance to address application issues on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have an impact on the Company’s financial statements.
A. Operating Results
  Net revenues

	Six Months ended June 30,
	2009		2008		% of Change
	(in thousands, except percentages)
Net revenues
Advertising	$100,926	62%	$112,776	69%	-11%
Non-advertising:
MVAS	59,864	36%	46,208	29%	30%
Others	3,233	2%	3,651	2%	-11%

Subtotal	63,097	38%	49,859	31%	27%

Total net revenues	$164,023	100%	$162,635	100%	1%

     The year-over-year increase in total net revenues for the first half of 2009 was 1%. The increase from the first half of 2008 to the first half of 2009 was mainly due to the year-over-year increase in MVAS revenues, offset by the decline in advertising revenues. Advertising revenues as a percentage of total net revenues decreased to 62% in the first half of 2009 from 69% in the same period last year, while MVAS revenues grew to 36% in the first half of 2009 from 29% in the same period last year.
     Advertising. Advertising revenues declined 11% year-over-year in the first half of 2009. The global financial crisis impacted the Chinese economy and the advertising sector in China in particular during the first half of 2009. Advertising revenues from China accounted for 99% of our total advertising revenues in the first half of 2009, which is consistent with the same period last year. Total number of advertisers in China was approximately 900 in the first half of 2009, compared to approximately 840 in the same period last year. Average revenue per advertising customer in China was approximately $111,000 in the first half of 2009, as compared to approximately $132,000 in the same period last year. Our top ten customers in the aggregate generated approximately 17% and 16% of our advertising revenues in the PRC in the first half of 2009 and 2008, respectively. Automobile, real estate and FMCG were the top three advertising sectors in the first half of 2009, accounting for approximately 59% of total advertising revenues.
     Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, fee-based revenues.
  MVAS

	Six Months ended June 30,
	2009		2008		% of Change
	(In thousands, except percentages)
2.0G products	$42,651	71%	$26,946	58%	58%
2.5G products	17,213	29%	19,262	42%	-11%

Total MVAS revenues	$59,864	100%	$46,208	100%	30%

     MVAS revenues increased 30% year-over-year in the first half of 2009. The year-over year increase in MVAS revenues was mainly due to the increased promotional activities and relatively more stable operator policies, government regulations and business environment.
     Revenues from 2.0G products include short messaging service (“SMS”), interactive voice response system (“IVR”) and color ring back tone (“CRBT”), increased 58% year-over-year in the first half of 2009. Revenues from SMS and IVR accounted for 43% and 25%, respectively, of MVAS revenues in the first half of 2009. Revenues from SMS and IVR increased 126% and 9%, respectively, year-over-year in the first half of 2009. The year-over-year change in product mix between SMS and IVR in the first half of 2009 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts.
     Revenues from 2.5G products include multimedia messaging service (“MMS”), wireless application protocol (“WAP”) and Kjava, decreased 11% in the first half of 2009. Revenues from Kjava increased 25%, while MMS and WAP decreased 28% and 17%, respectively, year-over-year in the first half of 2009. Revenues from Kjava increased year-over-year in the first half of 2009 mainly due to increased game offerings, sales promotion effect and general market demand. Revenues from MMS decreased 28% year-over-year in the first half of 2009 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts.
     In the past, operators have made significant changes to their policies on mobile value-added services in accordance with policy derivatives from the Ministry of Information Industry (“MII”). The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased the churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as the State Administration of Radio, Film and Television (“SARFT”). The key policy changes made by operators in recent years include the following:
     • In November 2009, China Mobile Communication Corporation (“China Mobile”) implemented a series of measures targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers of WAP services, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. The ultimate impact of these measures to the Company’s MVAS revenues is currently unknown. For the third quarter of 2009, approximately 9% of the Company’s MVAS revenues were derived from WAP services. China Mobile has not yet indicated how long its new measures will last or whether it would expand its current measures.
     • In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicates the purchasing process of MVAS and may reduce the effectiveness of our direct advertising and increase the difficulties of new user recruitment. We are unable to estimate the impact of such change on our results of operations, cash flows and financial condition.

     • In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in the first half of 2009 accounted for approximately 22% of our MVAS revenues.
     • In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via provincial and local subsidiaries of China Mobile in the aggregate in the first half of 2009 were approximately $51.6 million.
     • In April 2007, China Unicom Co., Ltd. (“China Unicom”) changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement with China Unicom, based on the receipt of billing statements, has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom in the future as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via provincial and local subsidiaries of China Unicom in the aggregate in the first half of 2009 were 11% of our MVAS revenues.
     • In July 2006, China Mobile made significant changes to their policy on subscription-based MVAS, which were intended to address a number of issues, including reducing subscriber complaints, increasing customer satisfaction and promoting healthy development of MVAS industry in China. The key changes include requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscriptions and fee information. In September 2006, China Unicom began enforcing double confirmations on new subscription services. We have not been able to estimate the impact of these policy changes on our results of operations, cash flows and financial conditions, but believe it has reduced and will continue to significantly reduce our ability to acquire new monthly MVAS subscribers and increase the churn rate of our existing monthly MVAS subscribers. Revenues from subscription-based MVAS in the first half of 2009 accounted for approximately 15% of our MVAS revenues.
     Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact on our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
     Other non-advertising revenues
     Other non-advertising revenues, which include enterprise services, such as paid search and directory listings, e-commerce and fee-based services, such as paid email services and causal games, decreased 11% year-over-year in the first half of 2009.
  Costs of revenues

	Six Months ended June 30,
	2009	2008	% of Change
	(In thousands, except percentages)
Costs of revenues:
Advertising	$45,874	$42,718	7%
Non-advertising:
MVAS	28,421	20,453	39%
Other	825	1,191	-31%

Subtotal	29,246	21,644	35%

Total costs of revenues	$75,120	$64,362	17%

     Costs of revenues increased 17% year-over-year in the first half of 2009. Both advertising cost and MVAS cost contributed to higher cost of revenues in the first half of 2009.
     Advertising. Costs of advertising revenues primarily consist of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, personnel-related costs and equipment depreciation expenses. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees are levied at approximately 8.5% of advertising revenues in China.

     Costs of advertising revenues increased 7% year-over-year in the first half of 2009. Compared to the same period last year, web production costs increased $1.9 million in the first half of 2009, driven by an increase in headcount and personnel related expenses, and Internet connection costs associated with additional bandwidth increased $3.2 million, partially offset by a decrease in business taxes of $1.7 million, attributable to lower advertising revenues. The increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth. Costs of advertising revenues for the first half of 2009 and 2008 included stock-based compensation of $1.3 million and $1.6 million, respectively.
     Non-advertising. Costs of non-advertising revenues mainly consist of the fees paid to third-party operators for their services related to billing, transmissions and collection of our MVAS revenues and for using their transmission gateways, fees or royalties paid to third-party providers for contents and services associated with our MVAS, and business taxes and surcharges levied on non-advertising sales in the PRC, which are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
     Costs of MVAS revenues increased 39% year-over-year in the first half of 2009. Compared to the first half of 2008, fees paid to third-party content and service providers increased $5.4 million and fees retained by or paid to operators increased $2.6 million in 2009.
     Historical cost of MVAS revenue trends may not be indicative of future results, as the operators in China have made changes to the way service fees are charged. For example, starting in January 2007, we were required to switch from using our own platform for the delivery of IVR services to that of China Mobile. Consequently, China Mobile’s service fees for IVR increased from 15% to 30%. China Mobile, China Unicom and other operators may further change their fee policies, which may have a material and adverse impact to our results of operation, financial position and cash flow.
     Costs of other non-advertising revenue also include costs for providing our enterprise services, e-commerce and fee-based services.
  Gross profit margins

	Six Months ended June 30,
	2009	2008
Gross profit margins:
Advertising	55%	62%
Non-advertising:	54%	57%
MVAS	53%	56%
Other	74%	67%
Overall	54%	60%
     Compared to the prior year period, overall gross margin declined six percentage points to 54% in the first half of 2009.
     Advertising. The year-over-year decline in advertising gross profit margin in the first half of 2009 were mainly due to decreased advertising revenues and increased content fees and Internet connection cost. Stock-based compensation for the first half of 2009 and 2008 accounted for approximately 1% of our advertising revenues. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.
     Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues declined three percentage points from the first half of 2008 to 54% in the first half of 2009. Gross margin for MVAS also decreased three percentage points year-over-year in the first half of 2009. The decline was mainly driven by the increase in content and channel distribution costs. We expect further increases in fees paid to content providers and channel distributors as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.
  Operating expenses

	Six Months ended June 30,
	2009		2008		% of change
	(In thousands, except percentages)
		% of net		% of net
		revenues		revenues
Sales and marketing expenses	$36,947	23%	$36,099	22%	2%
Product development expenses	$15,319	9%	$13,399	8%	14%
General and administrative expenses	$13,480	8%	$15,235	9%	-12%
     Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotional expenditures and travel expenses. Compared to the first half of 2008, payroll-related expenses, such as salaries and welfare expenses increased $2.4 million in the first half of 2009, while sales commission decreased $0.4 million and corporate branding spending and MVAS promotions decreased $1.1 million. We expect sales and marketing expenses to continue to increase in absolute dollars in the near future.
     Product development expenses. Product development expenses consist primarily of personnel-related expenses incurred for the enhancement to and maintenance of our websites as well as costs associated with new product development and enhancement for products such as social networking services and audio and video streaming. Compared to the first half of 2008, personnel-related expenses increased $1.8 million in the first half of 2009, depreciation expenses increased $0.2 million, resulting from purchases of new capital equipment, while stock-based compensation decreased $0.2 million. We expect product development expenses to continue to increase in absolute dollars in the near future.
     General and administrative expenses. General and administrative expenses consist primarily of personnel compensation costs, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. Compared to the first half of 2008, expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries decreased by $3.9 million in the first half of 2009, the provision for allowance for doubtful accounts increased $0.8 million, professional fees increased $0.5 million and personnel-related expenses increased $0.2 million.
     Amortization of intangible assets. Amortization of intangibles in the first half of 2009 and 2008 was approximately $0.8 million and $0.5 million, respectively, or less than 1% of total net revenues. As of June 30, 2009, the net carrying amount of our intangible assets represents purchased technology, database and software. See Note 3 to the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009 for further information on intangible assets, including estimates of amortization expenses for future periods.
  Interest and other income

	Six Months ended June 30,
	2009	2008
	(In thousands)
Interest income	$5,261	$7,102
Other income	(205)	1,310

	$5,056	$8,412

     The year-over-year decrease in interest income in the first half of 2009 was due to lower interest rates, despite higher balances of cash, cash equivalent and short-term investments in the first half of 2009 compared to the same period in 2008. Net currency transaction loss (shown under “Other income”) for the first half of 2009 was approximately $0.1 million. Net currency transaction gain for the first half of 2008 were approximately $2.2 million, arising from the Chinese renminbi appreciating against the U.S. dollar.
  Gain on the sale of noncontrolling interest in a subsidiary
     In April 2008, the Company sold a 34% interest of its restructured real estate online advertising business, China Online Housing Technology Corporation, and recorded a gain of $3.1 million, or 2% to total net revenues, from the step up of its sold interests to fair value.
  Provision for income taxes

	Six Months ended June 30,
	2009	2008
	(In thousands)
Income tax expenses applicable to China operations	$4,043	$7,825
Income from China operations	$38,437	$48,357
Effective tax rate for China operations	11%	16%
     Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in the first half of 2009 was 11%, compared to 16% in the first half of 2008.
     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for VIEs and Foreign-Invested Enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the previous income tax law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continued to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfathering treatment for new and high technology enterprises that received special tax holidays under the previous income tax law to continue to enjoy their tax holidays until expiration. For the first half of 2008, there were uncertainties on the interpretation and implementation of the EIT Law and the Administration Measures for Recognition of New and High Technology Enterprises, including whether certain of our FIEs in China would receive the new and high technology enterprise status under the EIT Law. Therefore, for the first half of 2008, we made an income tax provision without considering the tax benefits as a qualified new or high technology enterprise.

     In December 2008, two of our subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., qualified as new and high technology enterprises under the new EIT Law. In February 2009, another subsidiary of ours, Shanghai SINA Leju Information Technology Co., Limited was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012. These changes resulted in lower effective income tax rate for our China operations in the first half of 2009 compared to the same period last year.
     The EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC would be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should PRC tax authorities determine that SINA should be treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. In accounting for income taxes, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes unless certain conditions are met. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to 10% withholding tax should our policy change to allow for earnings distribution offshore. If we were to distribute our FIEs’ earnings from January 1, 2008 to June 30, 2009, we would be subject to a withholding tax expense of approximately $6.3 million.
     See also Note 6 “Income Taxes” to the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009 for further discussion on income taxes.
B. Liquidity and Capital Resources

	Six Months ended June 30,
	2009	2008
	(In thousands)
Cash and cash equivalents and short-term investments	$581,957	$603,824
Working capital	$486,641	$498,524
SINA shareholders’ equity	$601,416	$620,505
     We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, as well as cash generated from operations and the exercise of stock options.
     On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares, resulting in a balance of $99.0 million in outstanding Notes as of June 30, 2009. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes.
     One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on September 30, 2009 was $37.96. For the quarter ended September 30, 2009, the sale price of SINA ordinary shares exceeded 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into SINA ordinary shares for the quarter ending December 31, 2009 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.
     As of June 30, 2009, we had $582.0 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     In the fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as we deem appropriate. No shares had been repurchased as of December 31, 2008. In the first quarter of 2009, we repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. No further shares were repurchased as of December 23, 2009. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     In September 2009, we entered into a definitive agreement for a private equity placement of SINA’s ordinary shares with New-Wave, a British Virgin Islands company established and controlled by Charles Chao, our Chief Executive Officer, and other members of our management. At the closing in November 2009, SINA received gross proceeds of $180 million, and New-Wave received approximately 5.6 million ordinary shares in SINA. We expect to use the proceeds of the financing for future acquisitions and general corporate purposes. We are currently evaluating the accounting treatment for the private equity placement, which may require us to recognize compensation expense.
     The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Six Months ended June 30,
	2009	2008
	(In thousands)
Net cash provided by operating activities	$34,695	$45,499
Net cash provided by (used in) investing activities	64,707	(23,565)
Net cash (used in) provided by financing activities	(48,822)	8,416
Effect of exchange rate changes on cash and cash equivalents	(2,039)	9,774

Net increase in cash and cash equivalents	48,541	40,124
Cash and cash equivalents at beginning of period	383,320	271,666

Cash and cash equivalents at end of period	$431,861	$311,790

  Operating activities
     Net cash provided by operating activities for the first half of 2009 was $34.7 million. This was attributable to our net income of $23.3 million, adjusted by non-cash related expenses including depreciation of $8.1 million, stock-based compensation of $6.6 million, allowance for doubtful accounts of $2.5 million, foreign exchange loss from liquidated subsidiaries of $2.0 million and amortization of intangible assets of $1.0 million offset by a net decrease in cash from working capital items of $8.9 million. The net decrease in cash from working capital items was mainly due to the decrease in accrued liabilities, such as sales commissions, bonuses, marketing expenses, deferred revenues and business tax payable, partially offset by the decrease in account receivables resulting from lower advertising revenues in the first half of 2009.
     Net cash provided by operating activities for the first half of 2008 was $45.5 million. This was attributable to our net income of $36.7 million, adjusted by non-cash related expenses including depreciation of $7.6 million, stock-based compensation of $7.1 million, allowance for doubtful accounts of $1.8 million, partially offset by foreign exchange gains from liquidated subsidiaries of $1.9 million, gains on the sale of a noncontrolling interest in a subsidiary of $3.1 million and a net decrease in cash from working capital items of $3.3 million. The net decrease in cash from working capital items was mainly due to the increase in account receivables resulting from higher advertising revenues in the first half of 2008, partially offset by the increase in accrued liabilities, such as content fees, bandwidth costs, sales commissions, marketing expenses, deferred revenues and income tax payable.
  Investing activities

     Net cash provided by investing activities for the first half of 2009 was $64.7 million. This was due to the proceeds from the maturities of short-term investments of $116.3 million, offset by the purchase of short-term investments of $45.5 million, equipment purchases of $1.9 million and investments and prepayments on investments of $4.3 million.
     Net cash used in investing activities for the first half of 2008 was $24.0 million. This was due to the purchase of short-term investments of $95.7 million and equipment purchases of $10.9 million, offset by the proceeds from the maturities of short-term investments of $83.0 million.
  Financing activities
     Net cash used in financing activities for the first half of 2009 was $48.8 million. Payments for repurchase of SINA ordinary shares was $50.1 million and payment for other financing activities were $0.3 million. Proceeds from the exercise of share options were $0.9 million and capital contribution from noncontrolling interests was $0.6 million. Net cash provided by financing activities for the first half of 2008 was $8.4 million. Proceeds from the exercise of share options were $6.0 million, capital contribution from E-House for its noncontrolling interest in a subsidiary of ours was $2.5 million and payments for other financing activities were $0.1 million.
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this information, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to June 30, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and 2009. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Contractual Obligations
     The following table sets forth our contractual obligations as of June 30, 2009:

	Payments due by period
		Less than one	One to	Three to	More than
	Total	year	three years	five years	five years
	(In thousands)
Operating lease obligations	$6,002	$2,922	$2,950	$130	$—
Purchase commitments	48,159	37,943	10,115	89	12
Other long-term liabilities	3,785	512	769	—	2,504

Total contractual obligations	$57,946	$41,377	$13,834	$219	$2,516

     Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses for the first half of 2009 and 2008 were $3.7 million and $2.9 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of June 30, 2009 are $2.1 million, $1.8 million and $1.0 million for the six months ending December 31, 2009 and years ending December 31, 2010 and 2011, respectively. The majority of the commitments are from our office lease agreements in the PRC.
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.